Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
RESTRICTED STOCK AWARD: EXECUTIVE DIRECTOR
London, 4 September 2009 — Randgold Resources Limited announces that in terms of the Randgold Resources Restricted Share Scheme the following award has been made to Mr G P Shuttleworth:
An award of 54,000 restricted shares effective from 2 September 2009. Subject to the achievement of agreed performance conditions being met for the one year period immediately prior to each vesting, one third of the award will vest on 2 September 2011, one third on 3 September 2012 and the remaining third will vest on 2 September 2013. The price of the restricted stock was the Nasdaq Global Select Market closing price on 1 September 2009 of US$56.99.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com